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SECUR MMISSION

03013742

ANI REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-53003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rhone Group Advisors L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 Fifth Avenue
(No. and Street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Giangrasso **(212) 218-6763**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

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SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Nancy C. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rhône Group Advisors L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

LUN-YING LEE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-4713397
QUALIFIED IN SUFFOLK COUNTY
My Commission Expires September 30, 06

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rhône Group Advisors L.L.C.

December 31, 2002
with Report of Independent Auditors

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Rhône Group Advisors L.L.C.:

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 3, 2003

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 456,452
Commission fee receivable	186,628
Prepaid expenses	14,553
Total assets	$ 657,633
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 105,106
Total liabilities	105,106
Member's Equity	552,527
Total liabilities and member's equity	$ 657,633

See accompanying notes to the statement of financial condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed by Rhône Group L.L.C. ("Group") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) of that rule.

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition:

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash equivalents.

Basis of Accounting

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

3. Income Taxes

Federal income taxes have not been provided for on the profits of the Company as the member is individually liable for its own tax payments.

4. Related Party Transactions

The Company entered into an Administrative Services Agreement (the "Agreement") with Group on September 18, 2000. Group agrees to pay all of the operating expenses of the Company and to furnish or perform all administrative and support services required by the Company in connection with its business as a securities broker-dealer. To the extent permissible, the Company and Group will arrange to have all bills for such expenses rendered directly to and payable by Group. Insofar as this may not be possible, Group will reimburse the Company for any of the foregoing expenses within five business days of request by the Company for such reimbursement. In consideration of the foregoing services, the Company agrees to pay Group a Service Fee equal to 90% of the cash collected net revenues of the Company for each calendar month during the term of the Agreement.

The business of the Company as a broker-dealer in securities and a member of the NASD is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company. The Agreement maybe terminated by either party upon five business days' prior written notice to the other party.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2002, the Company had net capital of $342,359, which was $242,359 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.